January 11, 2012

VIA EMAIL

Ms. Deborah Skeens

Senior Counsel — Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Filing No: 333-148816

Dear Ms. Skeens,

Thank you for your comments on the above-captioned filing. Presented below are the responses to your comments:

General Comments on Request Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933

1) COMMENT: In the letter, “Request Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933,” please remove File No. 333-148816 from the table on page one.

RESPONSE: We have removed File No. 333-148816 from the table and refiled the correspondence letter on January 11, 2012.

2) COMMENT: The Hartford’s prospectus describes policies for two issuing companies, Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company. Please explain why the supplement only addresses Hartford Life and Annuity Insurance Company policies.

RESPONSE: The Issue First® feature has not been approved for New York policies (Hartford Life Insurance Company); however, our countrywide version of the policy has been approved and will be offered through Hartford Life and Annuity Insurance Company.

General Comments on Prototype Supplement

3) COMMENT: Clarify that the new Issue First® feature does not apply to face amount increases or decreases.

RESPONSE: Issue First® does not apply to face amount increases or decreases. We have amended the supplement to include the sentence, “Issue First® is only available on new policies, and does not apply to face amount increases or decreases.”

4) COMMENT: Please clarify whether or not a cost is attached to the Issue First® feature. If no cost, then state no cost.

RESPONSE: There is no cost attached to the Issue First® feature. We have amended the supplement to include the sentence, “There is no charge for this feature.”

5) COMMENT: Binding Premium Receipt — define more fully term “binding.”

RESPONSE: We have amended the supplement to include the following definition of Binding Premium Receipt:

Binding Premium Receipt: an interim agreement between the Primary Insured and the Company for immediate life insurance coverage. Under this receipt, the Company agrees to provide life insurance coverage provided the Primary Insured meets all of the Conditions for Coverage under Issue First®.

6) COMMENT: Clarify when the variable investment options become available.

RESPONSE: We have amended the supplement to add the sentence, “The variable investment options become available at end of the free look period.”

7) COMMENT: Please explain what is meant by “modal premium.”

RESPONSE: We have amended the supplement to include the following definition of Modal Premium:

Modal Premium: subsequent premium payments paid to a policy in a mode more frequent than annual payments, such as monthly or quarterly payments.

8) COMMENT: Under “Limitations of Coverage Under the Binding Premium Receipt” item two states that the Binding Premium Receipt does not provide coverage in the event of the death of only one Proposed Insured. Please clarify that survivorship policies only provide coverage for the last surviving insured.

RESPONSE: We have revised the supplement language to state, “the Binding Premium Receipt only provides coverage upon the death of the last surviving insured.”

9) COMMENT: Under “Limitations of Coverage Under the Binding Premium Receipt,” the term “Questions” should not be capitalized.

RESPONSE: We have revised the supplement and replaced the term “Questions” with “questions.”

10) COMMENT: Under “Final Underwriting Determination”, upon final underwriting, clarify whether change in rate class will incur retroactive charge(s).

RESPONSE: We have amended the supplement to add the sentence, “The policy owner is charged for coverage based on the final underwriting determination starting from the date coverage began.”

11) COMMENT: Under “Other Policy Transactions”, the term “In” should not be capitalized.

RESPONSE: We have revised the supplement and replaced the term “In” with “in.”

General Comments on Registration Statement and Sample Prospectus

12) COMMENT: Following the cover page of the Registration Statement, update the “Notice to Existing Policy Owners” to remove the dates and the last sentence.

RESPONSE: During our annual update season in April 2012, we will revise each Registration Statement’s “Notice to Existing Policy Owners” and removed the dates and the last sentence.

13) COMMENT: Under the “Summary of Benefits and Risks” section of the prospectus for the non-survivorship products, add No-Lapse Guarantee disclosure.

RESPONSE: During our annual update season in April 2012, we will update the non-survivorship products to add the following No-Lapse Guarantee disclosure under the section of the prospectus titled “Summary of Benefits and Risks”:

No-Lapse Guarantee - Generally, your death benefit coverage will last as long as there is enough value in your policy to pay for the monthly charges we deduct. Since this is a variable life policy, values of your policy will fluctuate based on the performance of the underlying investment options you have chosen. Without the No-Lapse Guarantee, your policy will lapse if the value of your policy is insufficient to pay your monthly charges. If the No-Lapse Guarantee is available and your Policy Value is insufficient to pay your monthly charges, we will waive any portion of the monthly charges that could not be collected. Therefore, when the No-Lapse Guarantee feature is available, the policy will not lapse, regardless of the investment performance of the underlying funds. If you take a loan on your policy, the No-Lapse Guarantee will not protect the policy from lapsing if there is policy Indebtedness. Therefore, you should carefully consider the impact of taking policy loans during the No-Lapse Guarantee Period.

The No-Lapse Guarantee period is the maximum number of policy years that the No-Lapse Guarantee is available on the policy. The No-Lapse Guarantee Period is based on the issue age of the insured, unless that insured is uninsurable. The No-Lapse Guarantee Period is 20 years or to insured age 75 if sooner, but never less than 5 years. It is available for all issue ages 85 or less. In order to maintain the No-Lapse Guarantee feature, the cumulative premiums paid into the policy, less withdrawals and Indebtedness, equal or exceed the Cumulative No-Lapse Guarantee Premium.

14) COMMENT: Under the “Fee Tables” section of the prospectus, under “Surrender Charge,” add a footnote for modification of cash surrender value endorsement under (page 38).

RESPONSE: During our annual update season in April 2012, we will update the prospectus and add the following footnote to the fee tables under “Surrender Charge”:

The Modification of Cash Surrender Value Endorsement may be available at policy purchase, which provides for a waiver of surrender charges for a limited time. There is no additional charge for the endorsement. See “Modification of Cash Surrender Value Endorsement” section for more information.

15) COMMENT: Under the “Fee Tables” section of the prospectus, under “Monthly Per 1,000 Charge,” the deducted fees in the fee table are not consistent with the disclosure on page 24.

RESPONSE: During our annual update season in April 2012, we will update the prospectus to correct the inconsistency between the deducted fees in the fee table and the disclosure on page 24.

16) COMMENT: Under the “Investment Management Fees and Other Expenses Table,” round fee percentages to the nearest 100th, rather than the nearest 1,000th.

RESPONSE: During our annual update season in April 2012, we will revise each prospectus’ “Investment Management Fees and Other Expenses Tables” and display fee percentages to the nearest 100th.

17) COMMENT: Under “What Happens When You Request a Sub-Account Transfer?” please remove the section on Hartford’s internal policies.

RESPONSE: We appreciate your comment to remove the section on Hartford’s internal policies under “What Happens When You Request a Sub-Account Transfer?” However, we feel this disclosure is useful to policy owners and will keep the disclosure as it is currently stated.

18) COMMENT: Under, the “Guaranteed Paid-Up Death Benefit Rider,” define the term 1035 premium.

RESPONSE: During our annual update season in April 2012, we will update the prospectus to add the following definition to the section of the prospectus titled, “Glossary of Special Terms”:

1035 Premium: Premium received as a result of an exchange of an existing insurance policy for a new insurance policy that qualifies for favorable tax treatment under section 1035 of the Internal Revenue Code.

19) COMMENT: Under the Guaranteed Paid-Up Death Benefit Rider (“GMDB”), in the sentence, “Additional information about how withdrawals and fact amount reductions will impact the benefits of GMAB and the GMDB riders,” change the word “fact” to “face.”

RESPONSE: During our annual update season in April 2012, we will replaced the term “fact” with “face” in our Hartford Leaders VUL Liberty II prospectus.

20) COMMENT: Under the section “Settlement Options,” fix the formatting of the section to clarify that Safe Haven, First Option, Second Option and Third Option are all settlement options.

RESPONSE: During our annual update season in April 2012, we will update all of our prospectuses to correct the formatting of this section, and to clarify that Safe Haven, First Option, Second Option and Third Option are all settlement options.

21) COMMENT: Please include the Tandy Representations with your response letter.

RESPONSE: We have included the Tandy Representations below.

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the above captioned prospectus and related statement of additional information for the above referenced registration statements filed on Form N-6.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

Lisa Proch

Assistant Vice President and

Assistant General Counsel